SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

August 10, 2011

VIA EDGAR TRANSMISSION

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Florida East Coast Railway Corp. Amendment No. 3 to
Registration Statement on Form S-4
File No. 333-173954

Florida East Coast Holdings Corp.
Amendment No. 3 to
Registration Statement on Form S-4
File No. 333-174112

Dear Mr. Dobbie:

On behalf of Florida East Coast Railway Corp., a Delaware corporation (“FECR Corp.”), and Florida East Coast Holdings Corp., a Florida corporation (“Holdings Corp.” and, together with FECR Corp., the “Company”), enclosed please find a copy of Amendment No. 3 (the “FECR Corp. Amendment”) to the above-referenced Registration Statement of FECR Corp. (the “FECR Corp. Registration Statement”), and Amendment No. 3 (the “Holdings Corp. Amendment” and, together with the FECR Corp. Amendment, the “Amendments”) to the above-referenced Registration Statement of Holdings Corp. (the “Holdings Corp. Registration Statement” and, together with the FECR Corp. Registration Statement, the “Registration Statements”), each as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

August 10, 2011

The Company is filing the Amendments in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 9, 2011 (the “Comment Letter”).

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response.

General

1.	Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the marked version of the Florida East Coast Railway Corp. amended registration statement unless otherwise noted. Please revise each registration statement or exhibit as applicable.

The Company acknowledges the Staff’s Comment and has revised Exhibit 5.2 to each of the Registration Statements, as applicable, in response to the Staff’s Comments.

Exhibit 5.2

2.	Please have counsel delete the second full paragraph on page 2 related to the Report. Please also have counsel revise the introductory language to the fifth full paragraph on page 4 to remove the phrase “and in the Report.” These limitations are inappropriate in a legality opinion.

The Company has refiled as Exhibit 5.2 to each of the Registration Statements a revised form of opinion of Shutts & Bowen LLP (“Shutts & Bowen”) in response to the Staff’s Comment.

3.	Please have counsel revise the first sentence of the first full paragraph on page 3 to remove the phrase “and assumed the accuracy, completeness and genuineness of.”

The Company has refiled as Exhibit 5.2 to each of the Registration Statements a revised form of opinion of Shutts & Bowen in response to the Staff’s Comment.

4.	The conditions set forth in the second full paragraph on page 5 are too broad. Counsel may, however, assume that documents reviewed and relied upon in giving its opinion are true and correct copies of the original documents and that the representations of officers and employees are correct as to questions of fact. Please revise here and throughout the opinion accordingly.

The Company has refiled as Exhibit 5.2 to each of the Registration Statements a revised form of opinion of Shutts & Bowen in response to the Staff’s Comment.

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

August 10, 2011

Exhibit 5.2 (Holdings Corp. S-4)

5.	Please have counsel revise to define the term “Operative Documents” prior to the first use of the term.

The Company has refiled as Exhibit 5.2 to the Holdings Corp. Registration Statement a revised form of opinion of Shutts & Bowen in response to the Staff’s Comment.

***

If you have any questions regarding the responses to the Comments or require additional information, please contact the undersigned at (212) 735-4112.

Yours very truly,

/s/ Richard B. Aftanas

Cc:	John Brenholt
Donald E. Field
Jeffrey Sears
Lynwood Shenk